Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	or Immediate Release
	AMEX: SA	April 29, 2008

 Project Description Report Filed for Seabridge Gold’s KSM Project
Permitting Process Begins with Federal and Provincial Regulators

Toronto, Canada … Seabridge Gold announced today that the B.C. Government has formally initiated the review of the Company’s 100% owned Kerr-Sulphurets-Mitchell (“KSM”) project, located near Stewart, British Columbia, Canada. The environmental assessment review and permitting and licensing process are scheduled to be completed within three years. The KSM Project Description Report filed by Seabridge can be viewed at http://a100.gov.bc.ca/appsdata/epic/documents/p322/1209396840189_8e248a8d30d9c69d64febcf2407aab1ecb72483d1ec1.pdf

The Project Description Document envisages a large tonnage operation in the range of 80,000 to 120,000 metric tonnes per day of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port of Stewart. Combining production of all the resources from the Kerr, Sulphurets and Mitchell zones could sustain a mine life in excess of 30 years at this envisaged throughput rate. Preliminary open pit plans suggest a waste-to-ore strip ratio of 0.3 to 1 during the initial 10 years of production from the Mitchell zone, increasing to an overall life-of-mine average of 1.35 to 1 for all three zones combined. These figures are required for the filing, and are preliminary in nature and subject to change after further study and no reliance should be placed on their accuracy.

The KSM project represents one of the world’s largest undeveloped gold/copper projects.  The following table summarizes 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade (see news releases dated January 10, 2008 and February 20, 2008 for details):

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

On March 7, 2008 Seabridge management met with the BC Environmental Assessment Office and the BC Ministry of Energy, Mines and Petroleum Resources in Victoria, British Columbia to present the KSM Project Description Report. The issuance of a Section 10 Order under the BC Environmental Act on April 25, 2008 formally launches the KSM Project into the British Columbia environmental review process. British Columbia has a harmonization agreement with the Canadian Federal Government to jointly review major projects being developed in the Province. During February 2008, Seabridge management met with representatives of the Nisga’a Nation and a number of First Nations in the area to introduce the Company and the KSM project.

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Seabridge has retained Rescan Environmental Consultants in Vancouver, BC to complete the baseline environmental studies and the preparation of the Environmental Impact Assessment Application for the KSM project located in northwestern British Columbia. Rescan is a well-established firm based in western Canada with extensive experience in the licensing and permitting of major resource developments in Canada and around the world.

Seabridge has acquired a 100% interest in several North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.